Exhibit 99.60

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
MAY 10, 2012

For Immediate Release	April 27, 2012

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) announces that the annual general and special meeting of its shareholders will be held at the Hyatt Regency Toronto on King, 370 King Street West, Toronto, ON at 11:00 a.m.(Toronto time) on Thursday, May 10, 2012. At this meeting, the shareholders will be asked to re-elect the current members of its Board of Directors for the ensuing year, approve an amendment to the Company’s by-laws and re-appoint Grant Thornton LLP as the auditors of the Corporation. Grant Thornton LLP has been the auditors of the Corporation since October 2010. The Notice of Meeting and accompanying Management Information Circular and Instrument of Proxy have now been mailed to the shareholders of the Company and are also available under the Company’s SEDAR profile at www.sedar.com.

The Management Information Circular available on SEDAR includes corrected disclosure in respect of the total annual compensation paid to Jaime Soldi, Vice President Corporate Affairs, in the seven month financial year ended December 31, 2011 (the “2011 Year”); the monthly amounts paid in the 2011 Year to each of Mr. Soldi, Andrew Cox, Mining Manager, and Timothy Williams, Vice President Operations; the value of the option-based awards which vested in favour of Mr. Soldi and Mr. Williams in the 2011 Year; the value of the option-based awards granted to each of the Outside Directors in the 2011 Year and the value of the option-based awards which vested in favour of the Outside Directors in the 2011 Year. Paper and electronic copies of the corrected Management Information Circular may be obtained on request without charge from the Company, at Suite 1950 -400 Burrard St., Vancouver, BC V6C 3A6, Canada, telephone: (604) 628 1401, email: alejandrag@rioaltomining.com.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FORFURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com